Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On October 22, 2021, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 50,377,210 shares of common stock (representing 9.75%, as of June 30, 2021) to 47,593,561 shares of common stock (representing 9.21%, as of September 30, 2021). The share ownership of NPS is 8.91% of the total outstanding number of shares, including 17,482,000 convertible preferred shares issued. This disclosure is based on the results of shareholder registry closing as of September 30, 2021.